Fiore Exploration Completes Induced Polarization Survey on Cerro Tostado

March 3, 2017	TSXV–F

Vancouver, British Columbia – FIORE EXPLORATION LTD.  (TSXV: F.V) (OTCQB:FIORF) (“Fiore” or the “Company”) is pleased to announce the preliminary results of geological mapping and sampling, as well as an Induced Polarization (IP) survey at its Cerro Tostado project in Chile, where high-grade epithermal silver veins were previously intersected by three of eighteen holes drilled between 2010 and 2012 by Sociedad Quimica Y Minera de Chile SA (“SQM”).  Cerro Tostado is located just south of the main and Florida zones of Yamana Gold’s flagship El Peñon Mine (Figure 1).

Geological mapping and sampling, combined with Terraspec mineral analysis, has identified a possible advanced argillic lithocap of the type often found above high sulphidation epithermal gold deposits such as Barrick Gold’s new 6.8 million ounce Alturas deposit, also in Chile. Mapping identified several areas of strong silicification with some vuggy silica, along with alteration minerals including alunite and dickite, all of which are characteristic of high sulphidation systems. Bedrock sampling also identified elevated levels of arsenic in the same areas.

Along with the mapping program, approximately 30 line kilometres of reconnaissance IP and 12 line kilometres of more detailed IP surveying were carried out over two large outcropping areas of intense silica alteration. Moderately strong chargeability anomalies associated with high resistivities are outlined over two topographical hills separated by about 4 km (Figures 2 and 3). Weaker chargeability anomalies occur in the covered pampa between the two chargeability anomalies.

Fiore geologists have also submitted 150 samples from the previous SQM drilling for re-analysis, following a complete re-logging program. With the completion of the ground geophysical surveys, and mapping and sampling well underway, we anticipate beginning a combined diamond and RC drilling program in early Q2 2017.

Tim Warman, Fiore’s CEO stated, “The initial exploration program at Cerro Tostado is progressing well, and should wrap up in the next three to four weeks when we receive the results from resampling the previous SQM holes. We will then move on to a combined RC and diamond drilling program, following up on the earlier high-grade silver intercepts drilled by SQM as well as new targets defined by the current exploration program. The geology of Fiore’s land package surrounding Yamana’s flagship El Peñon Mine is very favourable for both high and low-sulphidation precious metal deposits like those at the El Peñon Mine Complex. Fiore also continues to advance its strategy of acquiring other undervalued and underexplored assets in Latin America, focusing on areas where the management team can provide a competitive advantage through its experience and local knowledge.”

Details of Cerro Tostada IP Survey

The gradient array was selected to help map suspected sulphide mineralization associated with a large zone of hydrothermal alteration at Cerro Tostado. In total, gradient IP surveys were conducted on 30 km of lines with 200 m dipoles to outline zones of alteration. Moderately strong chargeability anomalies associated with high resistivities are outlined over two topographical hills separated by about 4 km. Weaker chargeability anomalies occur in the covered pampa between the two chargeability anomalies.

Detail gradient array surveys with 50 m dipoles were conducted on 12 km of lines over the eastern chargeability anomaly to help map shallow vein systems that have been previously mapped and trenched. The gradient array identified multiple narrow resistivity targets that may be associated with vein systems (Figures 4 and 5). An abrupt change in orientation of the resistivity anomalies occurs near an area that was drilled extensively previously. Ongoing geological mapping may help explain this abrupt change in deviation.

One line of pole-dipole IP was surveyed on a 6.3 km line covering the two strongest chargeability anomalies and the weaker central anomaly. Results show shallow chargeability anomalies over the two strongest gradient anomalies and a deeper chargeability anomaly under cover in the pampa between the two shallow anomalies. The central anomaly is considered to be a promising new drill target for future exploration.

Cerro Tostado

The Cerro Tostado project consists of five concessions totalling approximately 1,500 ha located in Region II some 125 km southeast of Antofagasta. The project is approximately 12 km southwest and 8 km east-southeast of Yamana’s El Peñon and Fortuna mines respectively (see Figure 2), and along strike from the principal veins reported at the Fortuna mine. A large hill, Cerro Largato, forms a north-south elongated outcrop of argillic altered and brecciated rhyolite that intrudes and is in fault contact with porphyritic andesitic units and dacitic to rhyodacitic units towards the east and southeast. These outcropping units are surrounded by gravel and caliche covered areas. Alteration is most intense along the breccia bodies that are spatially related with the dominant N-S and NW-SE structural trends. Associated with the argillic alteration and structural trends are variable intensities of hematite-jarosite bearing veinlets.

Details of Previous Exploration at Cerro Tostado

Exploration work was carried out by SQM between 2010 and 2012, and consisted of mapping and surface sampling, 3.8 km of trenching and channel sampling, and 17 reverse circulation holes for a total of 2,611 m. The results have confirmed the presence of structurally controlled silver-dominated mineralization

Drilling was conducted by SQM in three campaigns between 2010 and 2012. The holes ranged in depth from 54 – 350 m, with 9 of 17 holes being less than 100 m in length. Three of the 17 holes intercepted high-grade silver values as follows:

Selected Cerro Tostado Drill Intersections

Hole ID	From (m)	To (m)	Width (m)	Silver Grade (g/t)
TEAR-07	28.0	30.0	2.0	830.3
CTAR-01	97.0	100.0	3.0	637.0
	104.0	105.0	1.0	294.0
CTAR-02	185.0	187.0	2.0	332.5

Notes

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Insufficient drilling has been completed to calculate true widths

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Intercepts are generally calculated using samples greater than or equal to 150 g/t silver, and contain no more than 1.0 m of internal dilution

Five other holes intercepted zones of sub-economic but anomalous silver, as well as elevated antimony, arsenic and lead. The veins intercepted by the SQM drilling remain open along strike and at depth.

Technical Information & Qualified Person

Drilling at Cerro Tostado by SQM was carried out using a reverse circulation rig. Samples were collected every 1.0 m from intervals of interest. Samples were assayed for gold and silver, and in some cases for antimony and arsenic, by Andes Analytical Assay Limitada of Santiago, using the atomic absorption (AA) method. QA/QC procedures were confined to the insertion of a blank sample for every twenty samples. Standard reference materials do not appear to have been used. Fiore is confident that SQM’s sample preparation, security, analytical procedures and analyses were adequate for an early stage exploration property.

Vern Arseneau, P. Geo., Fiore’s VP Exploration, is the Qualified Person who supervised the preparation of the technical data in this news release.

About Fiore Exploration

Fiore Exploration is a Latin America focused gold explorer, whose Pampas El Peñon and Cerro Tostado gold and silver projects in Chile cover land in the same geological environment as Yamana's flagship El Peñon mine.

On behalf of FIORE EXPLORATION LTD.

"Tim Warman"

Chief Executive Officer

Contact Us:

info@fioreexploration.com

1(416) 639-1426 Ext. 1

www.fioreexploration.com

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